FundCore Institutional Income Trust Inc.
One World Financial Center, 30th Floor
New York, New York 10281

April 18, 2012

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	FundCore Institutional Income Trust Inc.
Request to Withdraw Registration Statement on Form S-11
(File No. 333-167420)

Ladies and Gentlemen:

FundCore Institutional Income Trust Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-11 (File No. 333-167420), together with all exhibits and amendments thereto, originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 6, 2010, be withdrawn effective immediately.  The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions.  None of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

We would appreciate it if you would please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The facsimile number of the Company is (303) 869-4602.

Should you have any questions regarding this matter, please contact the undersigned at (212) 909-5897 or Phyllis G. Korff of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-2694.

Sincerely,

/s/ Lee J. Taragin
Chief Financial Officer and
Chief Operating Officer